MDH Acquisition Corp.

600 N. Carroll Ave., Suite 100

Southlake, TX 76092

January 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Pam Howell

Brigitte Lippmann

Re:	MDH Acquisition Corp.

Registration Statement on Form S-1

Filed January 14, 2021, as amended

File No. 333-252107

Dear Ms. Howell and Ms. Lippmann:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, MDH Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on February 1, 2021, or as soon thereafter as practicable.

Please call Christopher M. Zochowski of Winston & Strawn LLP at (202) 282-5780 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

MDH Acquisition Corp.

By:	/s/ Beau Blair
Name: Beau Blair
Title: Chief Executive Officer

cc:	Christopher M. Zochowski, Winston & Strawn LLP

David A. Sakowitz, Winston & Strawn LLP

Bradley A. Noojin, Winston & Strawn LLP

[Signature Page to Acceleration Request]